CONSENT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

The Board of Directors

Endeavour Silver Corp.

We consent to the incorporation by reference in the Registration Statement (No. 333-287602) on Form F-10, of our reports dated February 27, 2026, with respect to the consolidated financial statements of Endeavour Silver Corp. (the Company), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of comprehensive earnings (loss), changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in the Form 6-K of the Company dated February 27, 2026.

/s/ KPMG LLP

Chartered Professional Accountants

February 27, 2026

Vancouver, Canada